Exhibit 2
Comptroller of the Currency
Administrator of National Banks
Washington, DC 20219
CERTIFICATE OF CORPORATE EXISTENCE
I, John C. Dugan, Comptroller of the Currency, do hereby certify that:
1, The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. I, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.
2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota, (Charter No. 1), a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHERE OF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department, in the City of Washington and District of Columbia, this June 9, 2010.

/s/ John C. Dugan
Comptroller of the Currency